INTERFACE INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GEORGIA 30339
October 9, 2009
Via EDGAR & Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Attention: Mr. H. Christopher Owings, Assistant Director

Re:	Interface, Inc. Registration Statement on Form S-4, as amended (the “Form S-4”) Initially Filed September 9, 2009, File No. 333-160858
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Interface, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Form S-4, as amended, to 5:00 p.m. (Eastern Time), Tuesday, October 13, 2009, or as soon thereafter as practicable.
     The Registrant also requests the Commission to specifically confirm such effective date and time to the Registrant in writing.
     In connection with this request, the Registrant acknowledges that the declaration by the Commission or the staff of the effectiveness of the Form S-4 does not foreclose the Commission from taking any action with respect to the filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant further acknowledges that it may not assert the action by the Commission or the staff in declaring the Form S-4 effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact David Foshee at (770) 437-6862, or James W. Stevens of the law firm of Kilpatrick Stockton LLP at (404) 815-6270 with any questions or comments, or to notify the Registrant telephonically of the effectiveness of the Registration Statement.

Sincerely,

Interface, Inc.

By:	/s/ Patrick C. Lynch

Patrick C. Lynch Senior Vice President and Chief Financial Officer